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24 April 2006

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America



SUPPL


06013037

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara achieves strong results in turbulent energy market" dated 21 April, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
MAY 0 4 2006
THOMSON
FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal


APR 28 2006

Enclosure



Yara achieves strong results in turbulent energy market

Oslo (2006-04-21): Yara International ASA reports strong results for the first quarter 2006. Despite energy costs increases of more than NOK 600 million for the quarter, Yara maintained 96 percent of its earnings per share. Joint venture earnings from low-cost gas regions grew significantly.

Yara reports net income after minority interest of NOK 853 million (NOK 2.77 per share) for the first quarter, compared with NOK 917 million (NOK 2.90 per share) in the first quarter last year. Excluding net foreign exchange gain/loss, the result was approximately NOK 2.57 per share compared with NOK 3.31 per share in first quarter 2005. EBITDA for the quarter was NOK 1,492 million compared with NOK 1,866 million in the first quarter last year. First quarter operating income was NOK 758 million compared with NOK 1,271 million in the same quarter last year.

"During the first quarter, Yara's business model continued to show strength in turbulent energy markets. Increased energy costs for Yara were not fully reflected in higher fertilizer prices. However, strong commercial and production performance in Europe resulted in fertilizer sales in line with last year, despite lower overall fertilizer industry sales following a late spring. Our global market presence, balanced product portfolio and an increased proportion of production in several low-cost regions enhance our ability to deal effectively with these challenges," says Thorleif Enger, President and CEO of Yara International ASA.

The Upstream segment's production of ammonia and finished fertilizer continued at a high level with first quarter production up 2 percent compared with the same quarter last year. The Downstream segment achieved first quarter fertilizer sales in Western Europe in line with last year despite lower demand in the region. Sales outside Europe were down 12 percent compared with last year due to a planned reduction of low-margin sales. Yara's Industrial segment increased its sales of industrial gases and environmental products.

Yara's gas cost in Europe is estimated to continue to increase over the next two quarters. However, the demand development in the first quarter represented a positive sentiment change in the global fertilizer market, as conditions again turned demand-driven. Both a positive global demand development and project delays have reduced the risk of over-supply from new capacity coming on-stream in the second half of the year.

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on

http://www.yara.com/en/investor_relations/financial_reports

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**